

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Via E-mail
Mr. Liansheng Miao
Chief Executive Officer
Yingli Green Energy Holding Company Limited
3399 North Chaoyang Avenue
Baoding 071051
People's Republic of China

      Re: Yingli Green Energy Holding Company Limited
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 23, 2013
              File No. 001-33469

Dear Mr. Miao:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Martin James

                              Martin James
                              Senior Assistant Chief Accountant

cc: Leiming Chen, Esq.
      Simpson Thacher & Bartlett LLP